UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2016

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                            ____x_____                                                                         Form 40-F                            __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Incorporation by reference

The information contained in this Report on Form 6-K, including the information set forth in Exhibit No. 1 but excluding the information set forth in Exhibit No. 2, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-207931), as such prospectus may be amended or supplemented from time to time.

On August 11, 2016, Westpac announced that the following key items impacted non-interest income in the quarter ended June 30, 2016 (“3Q16”):

•    institutional activity remained subdued, which led to lower markets related income and a decline in fees from debt markets activities; and

•    insurance claims in 3Q16 were higher relative to the quarterly average for the half year ended March 31, 2016 (“1H16”), which included the impact of severe storms and higher life claims.

These contributed to 3Q16 non-interest income being around 5% below the 1H16 quarterly average.

Index to Exhibits

Exhibit No.	Description

1	Westpac Banking Corporation Pillar 3 Report as at June 30, 2016
2	3Q16 Capital, Funding & Asset Quality Update (Pillar 3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 11, 2016	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and
Secretariat